CONSENT OF INDEPENDENT VERIFICATION FIRM

As the independent verification firm for Alta Capital Management, LLC (“Alta Capital”), Adviser Compliance Associates, LLC (successor by merger of ACA Performance Services, LLC) hereby consents to reference to the firm-wide Global Investment Performance Services (GIPS) verification of Alta Capital for the period January 1, 2017 through December 31, 2018, issued by ACA Performance Services, LLC doing business as ACA Compliance Group, and to related references to our firm, included in or made a part of Alta Capital’s Prospectus dated January 28, 2020 for the Alta Quality Growth Fund.

January 29, 2020

Adviser Compliance Associates, LLC

By:
Matthew G. Steinhilber
Partner and General Counsel